Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

AUDACY, INC.

1.	The name of the Corporation is Audacy, Inc. (hereinafter referred to as the “Corporation”).

2.

The location and post office address of the registered office of the Corporation in the Commonwealth of Pennsylvania is c/o CT Corporation System. The registered office of the Corporation shall be deemed for venue and official publication purposes to be located in Dauphin County.

3.	The Corporation was incorporated under the provisions of the Business Corporation Law, Act of May 5, 1933, as amended. The date of its incorporation is on October 21, 1968.

4.	This amendment was adopted by the Corporation by action of its board of directors and shareholders under 15 Pa.C.S. § 1914.

5.

Effective on the next business day following the filing of these Articles of Amendment, Article EIGHTH of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended and restated to read as follows:

Upon the effectiveness (the “Effective Time”) pursuant to the Pennsylvania Business Corporation Law, as amended, of the Articles of Amendment to these Amended and Restated Articles of Incorporation of the Corporation, the shares of Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any further action on the part of the Corporation or any of the respective holders thereof, be reclassified, combined and converted into shares of fully paid and nonassessable Class A Common Stock and Class B Common Stock, respectively, subject to the treatment of fractional share interests as described below, at a ratio determined by the committee of the Board of Directors established for such purpose between one-for two and one-for 30 (the “Reverse Stock Split Ratio”) in order to retain the listing of the Class A Common Stock on the New York Stock Exchange, and based on closing bid prices of the Class A Common Stock prior to such determination. The reclassification of the Class A Common Stock and Class B Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates and records representing shares of Class A Common Stock and Class B Common Stock prior to such reclassification shall represent the number of shares of Class A Common Stock and Class B Common Stock, respectively, into which such Class A Common Stock and Class B Common Stock prior to such reclassification shall have been reclassified pursuant to the Articles of Amendment. No fractional shares shall be issued in connection herewith and, in lieu thereof, any shareholder who would otherwise be entitled to receive a fractional share of Class A Common Stock or Class B Common Stock shall instead be entitled to receive a cash payment equal to the fraction of a share of Class A Common Stock or Class B Common Stock to which such shareholder would otherwise be entitled multiplied by the closing price per share of the Class A Common Stock on the New York Stock Exchange at the close of business on the date prior to the Effective Time. The Reverse Stock Split Ratio determined by the committee shall be disclosed in a Current Report on Form 8-K filed by the Corporation with the Securities and Exchange Commission prior to the Effective Time.

[Signature Page Follows]

IN TESTIMONY WHEREOF, the undersigned corporation has caused these articles of amendment to be signed by a duly authorized officer thereof on June 29, 2023.

Audacy, Inc.

By:	/s/ Andrew P. Sutor, IV
Name: Andrew P. Sutor, IV
Title: Executive Vice President